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September 10, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, DC 20549-3561

Attn:	David Lin
Irene Paik
Kate Tillan
Robert Telewicz

Re:	Gemini Space Station, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed September 9, 2025 File No. 333-289665

On behalf of our client, Gemini Space Station, Inc., a Nevada corporation (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 9, 2025 (the “Comment Letter”) with respect to the above-referenced Amendment No. 3 to Registration Statement on Form S-1 filed with the Commission on September 9, 2025 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system, Amendment No. 5 to the Registration Statement (the “Amended Registration Statement”) in response to the Staff’s comments and certain other changes.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amended Registration Statement.

Securities and Exchange Commission
September 10, 2025

Prospectus Summary
Recent Developments
Collaboration Agreement and Concurrent Private Placement, page 6

1.            We note that Nasdaq has agreed to purchase $50 million of your Class A common stock in a private placement in connection with the offering. Please consider including risk factor disclosure regarding any conflicts of interest, regulatory risks and governance risks to the extent material. In this regard, please tell us, with a view toward disclosure, whether Nasdaq has participated in a private placement concurrent with the IPO of a company listing on the exchange before, and whether the novelty of this relationship creates additional uncertainty and risk.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has considered the inclusion of risk factor disclosure regarding potential conflicts of interest, governance risks, and regulatory risks in connection with Nasdaq’s investment and concluded that such risks are not material to the Company and that additional risk factor disclosure is accordingly not warranted. The Company respectfully advises the Staff that while, to the Company’s knowledge, Nasdaq has not previously participated in a private placement concurrent with the IPO of a company listing on the Nasdaq exchange, the Company does not believe that Nasdaq’s participation in the private placement gives rise to regulatory risk, governance issues, or conflicts of interest. The Company further advises the Staff that Nasdaq was not granted any special governance rights or other ability to exert influence in connection with either the private placement or the definitive term sheet relating to a prospective collaboration between the Company and Nasdaq. The Company also respectfully advises the Staff that, based on the midpoint of the price range included in the Amended Registration Statement, Nasdaq will hold less than a 2.0% economic interest in the Company and less than a 0.5% voting interest in the Company following the offering. The Company respectfully undertakes to continue to monitor these matters on an ongoing basis and, to the extent any such risks become material, will include appropriate risk factor or other disclosure in its future periodic reports, including its Annual Reports on Form 10-K, and other filings with the Commission.

2.            We note that on September 8, 2025, you entered into a definitive term sheet relating to your prospective collaboration agreement with Nasdaq. To the extent this term sheet contains binding provisions that are material to you, please describe in greater detail the material terms of the term sheet and include quantified disclosure thereof, as applicable. Please also disclose any material risks related to this arrangement (e.g., conflicts of interest, etc.).

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the term sheet relating to the Company’s prospective collaboration agreement with Nasdaq contains only limited binding provisions that are customary for preliminary arrangements of this nature, including related to confidentiality, governing law, publicity, and restrictions on assignment. The Company further respectfully advises the Staff that the arrangements under the term sheet under which the Company would provide custody and staking services to Nasdaq customers and act as a reseller of Nasdaq’s Calypso product solution are non-exclusive and do not require a minimum volume of business or otherwise impose a fixed quantum of performance on either party. The Company does not believe that these provisions impose obligations that are material to the Company’s business or financial condition. The term sheet also contemplates an economic framework under which the Company would share a portion of the revenues earned by the Company on referrals from Nasdaq with respect to custody and staking activities, and contemplates commercial incentives for the Company to promote Nasdaq’s Calypso Solution. However, consistent with the Company’s disclosure in the Amended Registration Statement, these commercial terms remain subject to negotiation and the execution of definitive agreements.

Given the preliminary nature of the term sheet, the absence of binding economic obligations, and the non-exclusive structure of the contemplated arrangements, the Company currently believes there are no disclosable risks (such as conflicts of interest, governance or regulatory risks) specifically arising from the term sheet that warrant disclosure in the Amended Registration Statement. The Company respectfully advises the Staff that it will continue to monitor these matters as negotiations proceed and, to the extent any such arrangements or related risks become material, will include appropriate risk factor or other disclosure in its future periodic reports, including its Annual Reports on Form 10-K, and other filings with the Commission.

Securities and Exchange Commission
September 10, 2025

Ripple Cobranded Card, page 6

3.            To the extent material to your business, please disclose the material terms of any agreement, arrangement, or understanding you have with Ripple in connection with the Ripple co-branded credit card, which you disclose that you launched on August 25, 2025. Also, please file any documents memorializing the same as exhibits, if required by Item 601 of Regulation S-K. Please also balance your disclosure in this section. In that regard, we note your disclosure on page 103 that Card Sign-Ups should be evaluated together with Cards Issued, transaction volume, and related receivables to provide a comprehensive view of card program performance.

The Company respectfully advises the Staff that it does not believe that there are any material terms of any agreement, arrangement or understanding with Ripple in connection with the Ripple co-branded credit card that require disclosure in the Amended Registration Statement.  Rather, the program operates under the same structure and economics as the Company’s existing credit card program, with the only distinction being Ripple-related branding on the card.

The Company respectfully advises the Staff that it has concluded that the agreement with Ripple is not material to the Company in amount or significance and therefore is not required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K.  Notably, the agreement is not currently, and is not expected to be, a material driver of revenue for the Company.

In response to the Staff’s comment, the Company has revised the disclosure on page 6 and page 46 of the Amended Registration Statement to better balance its disclosure as follows:

Summary—Recent Developments

On August 25, 2025, Gemini launched a co-branded credit card in conjunction with Ripple. The launch was a substantial factor in more than 30,000 new credit card sign-ups in the month of August 2025, a new monthly high that was more than twice the number of credit card sign-ups in the prior month. While these sign-ups reflect initial customer interest in the Ripple co-branded credit card, not all approved applicants will activate or use their cards, and therefore sign-ups alone are not necessarily indicative of cardholder activity or future revenues. The ultimate performance of the Ripple co-branded credit card will depend on factors such as the number of cards actually issued and remaining open, cardholder transaction volume, and the level of related receivables. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Key Business Metrics—Card Sign-Ups.”

Risk Factors

There can be no assurance that our recent collaboration with Ripple and the launch of our co-branded credit card will be successful in generating a recurring stream of revenue.

Our growth strategy includes expanding and diversifying our revenue sources. On August 25, 2025, we launched a co-branded credit card in conjunction with Ripple. The launch was a substantial factor in more than 30,000 new credit card sign-ups in the month of August 2025, a new monthly high that was more than twice the number of credit card sign-ups in the prior month. While these sign-ups reflect initial customer interest in the Ripple co-branded credit card, not all approved applicants will activate or use their cards, and therefore sign-ups alone are not necessarily indicative of cardholder activity or future revenues. The ultimate performance of the Ripple co-branded credit card will depend on factors such as the number of cards actually issued and remaining open, cardholder transaction volume, and the level of related receivables.  As a result, there can be no assurance that the recent, successful launch of our co-branded credit card with Ripple will be successful in generating a recurring stream of revenue for our business.

* * * * *

Securities and Exchange Commission
September 10, 2025

Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Ryan J. Dzierniejko

cc:	Tyler Winklevoss, Chief Executive Officer, Gemini Space Station, Inc.
Cameron Winklevoss, President, Gemini Space Station, Inc.
Dan Chen, Chief Financial Officer, Gemini Space Station, Inc.
Marshall Beard, Chief Operating Officer, Gemini Space Station, Inc.
Tyler Meade, Chief Legal Officer, Gemini Space Station, Inc.
David Goldschmidt, Skadden, Arps, Slate, Meagher & Flom LLP
Joseph Hall, Davis Polk & Wardwell LLP
Daniel P. Gibbons, Davis Polk & Wardwell LLP